
JACLYN, INC.
04049338
AR/S
RECD S.E.C.
NOV - 8 2004
1088
P.E. 6/30/04
PROCESSED
NOV 10 2004
THOMSON
FINANCIAL



Jaclyn Apparel
quality sleepwear,
loungewear and robes

Premium Incentive Division
innovative and competitive ideas for
creative packaging

Banner New York
private label women's apparel for
catalog and retail distribution


Jaclyn Apparel
quality sleepwear,
loungewear and robes

Amanda Stewart

the name behind the label.

TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" "denim driven" related apparel for newborns to size 16. Wal*Mart, Target and JCPenney are a few of Topsville's major marketers.

BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution. Major accounts presently include Coldwater Creek, Blair and Sara Lee.

JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers and national chains.

PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.

BONNIE International

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers.

JACLYN, INC.
annual report 2004


Jaclyn Apparel
quality sleepwear,
loungewear and robes

Amanda Stewart

the name behind the label.

TOPSVILLE

Topsville is a private label childrenswear manufacturer, designing "on trend" "denim driven" related apparel for newborns to size 16. Wal*Mart, Target and JCPenney are a few of Topsville's major marketers.

BANNER NEW YORK

Banner New York designs, manufactures and merchandises private label women's apparel for catalog and retail distribution. Major accounts presently include Coldwater Creek, Blair and Sara Lee.

JACLYN APPAREL

Jaclyn Apparel develops new fabrics, designs innovative silhouettes and produces quality sleepwear, loungewear and robes for three levels of retailers: department stores, mid-tier retailers and national chains.

PREMIUM/INCENTIVE DIVISION

The Premium/Incentive Division transforms concepts into reality by providing innovative and competitive ideas for creative packaging and also by offering global sourcing, creative designs, manufacturing solutions and production management for a wide variety of industries.

BONNIE International

Bonnie International designs, manufactures and markets private label handbags, accessories, backpacks and related products for major retailers.

JACLYN, INC.
annual report 2004


Topsville
private label infants' and
children's apparel
Bonnie International
private label handbags,
accessories and backpacks



To Our Stockholders:

In fiscal 2004, we were able to grow our sales and earnings in a challenging business environment. We also emphasized, within our apparel and handbag businesses, the importance of being innovative while developing new ways to add quality and value to each item we produce.

Our financial performance for the year ended June 30, 2004 includes net sales of $123,850,000, compared to $108,960,000 in fiscal 2003. The Company's net earnings improved to $1,458,000, or $.54 per diluted share. This compares to net earnings in the prior fiscal year of $683,000, or $.27 per diluted share.

The Company's open orders are about the same as a year ago. Nevertheless, sales are expected to increase slightly, particularly during the first quarter of fiscal 2005, due to seasonal patterns and the timing of shipments to certain of our customers. While no one can accurately predict the nature of the economic recovery which is under way and its impact on the consumer, our sense is one of guarded optimism with respect to our overall business.

Looking ahead, we believe in making investments in people, processes and existing businesses. We also will be looking for tactical acquisitions of other companies which can incorporate our concept of being a global source for private label manufacturing, offering custom-design solutions and marketing expertise.

We would like to express our appreciation to our management team, employees and directors for their effort and dedication, and to our customers and stockholders for their ongoing support and confidence in Jaclyn, Inc.

FINANCIAL HIGHLIGHTS

Years Ended June 30,	2004	2003
Net Sales	**$123,850,000**	$108,960,000
Net Earnings	**$ 1,458,000**	$ 683,000
Net Earnings per Common Share—Basic	**$ .58**	$ .27
Net Earnings per Common Share—Diluted	**$ .54**	$ .27
Total Assets	**$ 34,489,000**	$ 33,005,000
Stockholders' Equity	**$ 17,276,000**	$ 16,220,000
Stockholders' Equity per Share	**$ 6.43**	$ 6.37
Weighted Average Shares Outstanding—Diluted	**2,687,000**	2,547,000

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and Chief Executive Officer

Howard Ginsburg
Vice Chairman of the Board

SELECTED FINANCIAL DATA

We have derived the selected financial data presented below from our audited consolidated financial statements for the fiscal years ended June 30, 2004, 2003, 2002, 2001, and 2000. The selected financial information presented below should be read in conjunction with such consolidated financial statements and notes thereto.

Years Ended June 30,	**2004**	2003	2002	2001	2000
Net sales	**$123,850,000**	$108,960,000	$81,031,000	$79,570,000	$72,078,000
Cost of goods sold—see Note 1	**92,658,000**	83,506,000	62,083,000	61,575,000	54,183,000
Gross profit	**31,192,000**	25,454,000	18,948,000	17,995,000	17,895,000
Shipping, selling and administrative expenses—see Note 1 and Note 2	**27,979,000**	23,620,000	19,812,000	17,714,000	17,525,000
Interest expense	**574,000**	546,000	293,000	234,000	100,000
Interest income	**(3,000)**	(5,000)	(3,000)	(109,000)	(136,000)
Provision (benefit) for income taxes	**1,184,000**	610,000	(415,000)	56,000	146,000
NET EARNINGS (LOSS)—see Note 1	**$ 1,458,000**	$ 683,000	$ (739,000)	$ 100,000	$ 260,000
Weighted average shares—Basic	**2,531,000**	2,521,000	2,561,000	2,644,000	2,710,000
Net earnings (loss) per common share—Basic	**$ .58**	$ .27	$ (.29)	$ .04	$ .10
Weighted average shares—Diluted	**2,687,000**	2,547,000	2,561,000	2,644,000	2,710,000
Net earnings (loss) per common share—Diluted	**$ .54**	$ .27	$ (.29)	$ .04	$ .10
Total assets	**$ 34,489,000**	$ 33,005,000	$35,418,000	$25,031,000	$26,476,000
Long-term liabilities	**$ 2,880,000**	$ 3,023,000	$ 61,000	$ 100,000	$ —
Stockholders' equity	**$ 17,276,000**	$ 16,220,000	$15,824,000	$16,563,000	$16,857,000

Note 1: Fiscal 2002 includes a pre-tax charge relating to the Topsville, Inc. acquisition, totaling $1,289,000 ($825,000 after tax), of which $389,000 is included in Cost of Goods Sold for an adjustment to inventory based upon the assessed fair value, and $900,000 included in Shipping, Selling and Administrative Expenses, for the amortization of open order backlog.

Note 2: Fiscal 2001 and 2000 includes goodwill amortization of $112,000 and $95,000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company and its subsidiaries are engaged in the design, manufacture, distribution and sale of women's and children's apparel, and handbags, sport bags, backpacks, cosmetic bags, and related products. Our apparel lines include women's loungewear, sleepwear, dresses and sportswear, and lingerie, as well as infants' and children's clothing. Our products are mostly made to order, and we market and sell our products to a range of retailers, including general merchandise stores, retail chain stores, department stores, cosmetic companies, major mail order catalogs and other specialty retailers.

Our business is subject to seasonal variations. Historically, we have realized a significant portion of net sales during the first and second fiscal quarters, during which time our customers generally increase inventory levels in anticipation of both back-to-school and holiday sales. That trend has continued during fiscal 2004. The Company believes this seasonality is consistent with the general pattern associated with sales to the retail industry and we expect this pattern to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a number of other factors, including the timing of shipments to customers and general economic conditions. Accordingly, comparisons between quarters may not necessarily be meaningful, and the results for any one quarter are not necessarily indicative of future quarterly results or of full-year performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of accounting policies, many of which require the Company to make estimates and assumptions about future events and their impact on amounts reported in the consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from its estimates. Such differences could be material to the consolidated financial statements.

The Company believes that application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, the Company has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's accounting policies are more fully described in Note A to the consolidated financial statements. The Company has identified certain critical accounting policies that are described below.

Merchandise Inventory

The Company's merchandise inventory is carried at the lower of cost on a first-in, first-out basis, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments and also maintains accounts receivable insurance on certain of its customers. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Market Development Accruals

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Finite Long-Lived Assets

In the evaluation of the fair value and future benefits of finite-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related finite long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future sales growth and profit margins are included in this analysis. To the extent these future projections change, the conclusion regarding impairment may differ from the current estimates.

Goodwill

We evaluate goodwill annually or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data. A change in these underlying assumptions may cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying value. In such event, we would then be required to record a charge which would impact earnings.

Deferred Taxes

Should the Company determine that it becomes more likely than not that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

LIQUIDITY AND CAPITAL RESOURCES

The net increase in cash and cash equivalents for the fiscal year ended June 30, 2004 of $560,000 was the result of funds provided by operating activities totaling $1,140,000, offset by funds used in investing activities of $290,000 and by funds used in financing activities totaling $290,000. Net cash provided by operating activities resulted primarily from net earnings of $1,458,000, a decrease in inventory levels totaling $1,788,000, reflecting higher fourth quarter sales in fiscal 2004 compared to the prior comparable period, and an increase in accounts payable and other current liabilities of $534,000. Offsetting these positive cash flow factors was an increase in accounts receivable totaling $3,128,000. Cash used in investing activities totaling $290,000 was for purchases of property and equipment. Funds used in financing activities were, for the most part, related to the repurchase of the Company's Common Stock under the Company's stock repurchase program and from the exercise of stock options offset by an increase in bank borrowing.

On October 23, 2003, the Company amended its bank credit facility. The amended facility, which expires December 1, 2005, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $40,000,000. Based on a borrowing formula, the Company may borrow up to $25,000,000 in short-term loans and up to $40,000,000 including letters of credit. The borrowing formula was also modified to allow for an additional amount of borrowing during the Company's peak borrowing season from July to November. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged, as noted below). The line of credit has a financial covenant requiring that the Company maintain a minimum tangible net worth of $12,000,000 through June 30, 2004. The Company is in compliance with this financial covenant as of June 30, 2004. Borrowing on the short-term line of credit, as of June 30, 2004, was $4,220,000, and the Company had $7,597,000 of additional availability (based on the borrowing formula) under the credit facility at that date. At June 30, 2004, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $16,256,000. Interest on borrowings under the line of credit is at the bank's prime rate or at LIBOR plus 250 basis points, at the option of the Company. The bank's prime rate at June 30, 2004 was 4.25%.

On August 14, 2002, the Company consummated a mortgage loan with a bank lender in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing.

The Company believes that funds provided by operations, existing working capital, and the Company's bank line of credit will be sufficient to meet foreseeable working capital needs. Reference is made to Note E, "Credit Facilities," of the Notes to Consolidated Financial Statements for additional information about the Company's credit line.

There were no material commitments for capital expenditures at June 30, 2004.

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company intends to finance these repurchases from cash flow from operating activities and/or from its bank credit facility. As of June 30, 2004, the Company purchased 233,982 shares of its Common Stock at a cost of approximately $860,000.

As of June 30, 2004, 2003 and 2002, working capital was $13,615,000, $12,755,000, $9,747,000, respectively. The ratios of current assets to current liabilities on those same dates were 2.0 to 1, 1.9 to 1, and 1.5 to 1, respectively. The Company's cash and cash equivalents totaled $626,000, $66,000, and $95,000, at June 30, 2004, 2003 and 2002, respectively.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

To facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
Contractual Obligations	Total	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Notes Payable	$ 4,220,000	$ 4,220,000	$ —	$ —	$ —
Mortgage Payable	3,023,000	143,000	318,000	360,000	2,202,000
Royalties	589,500	202,000	387,500	—	—
Operating Leases	3,520,000	852,000	1,523,000	1,145,000	—
Total Contractual Obligations	$11,352,500	$ 5,417,000	$2,228,500	$1,505,000	$2,202,000

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Letters of Credit	$16,256,000	$16,256,000	$ —	$ —	$ —
Total Commercial Commitments	$16,256,000	$16,256,000	$ —	$ —	$ —

The Company enters into arrangements with vendors to purchase merchandise up to three months in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled.

Our rent expense under operating leases provides for escalation clauses and other lease concessions as applicable in each lease. The minimum lease payments are recognized on a straight-line basis over the term of each individual underlying lease.

The Company expects to contribute $752,000 to its defined benefit pension plan during the fiscal year ended June 30, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not created, and is not a party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

RESULTS OF OPERATIONS

2004 Compared to 2003

Net sales for fiscal 2004 totaled $123,850,000, an increase of $14,890,000, or 13.7%, compared to the prior fiscal year. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2004 were $95,090,000, an increase of $12,475,000, or 15.1%, compared to fiscal 2003. The sales increase for this category was primarily due to an $18,700,000 increase in net sales from the women's sleepwear business, which resulted mostly from increased orders from one customer based on prior season sell-through of both private label and licensed product. This significant increase was offset, in part, by an almost $4,900,000 decrease in the catalog business reflecting continued lower demand for mail-order apparel. The remainder of the offset is attributable to lower children's apparel sales reflecting a lower level of reorders from one of our customers.

Net sales for the Handbags category were $28,760,000 for the year ended June 30, 2004, an increase of $2,415,000, or about 9%, above the same period in the prior year. The increase was due to a $2,983,000 increase in the premium business reflecting increased orders by one of our significant customers, offset by a $568,000 decrease in our handbag business, where licensed products were in less demand.

Overall gross margins were 25.2% in 2004 compared to 23.4% in the prior fiscal year.

Gross margins by category were as follows:

Gross margin for the Apparel category in 2004 improved to 26.6% from 23.9% in the prior fiscal year. The 2.7 percentage point increase was primarily attributable to higher margins contributed by the children's apparel business due to a favorable product mix, offset by lower margins in the women's sleepwear business attributable to increased cotton and other raw material prices in the Far East, as well as an increase in the level of shipments to discounters during this period.

Gross margin for the Handbags category decreased to 20.4% in 2004 compared to 21.8% in the similar prior year. A lower gross margin in the handbag business, for the most part, reflects marketplace competition on several programs causing this division to reduce its gross profit margin to an acceptable level in order to maintain sales. The overall decrease was not completely offset by slightly higher gross profit margins in the premium business.

Shipping, selling and administrative expenses increased by $4,359,000 in fiscal 2004 to $27,979,000 (22.6% of net sales). The prior fiscal year totaled $23,620,000 (21.7% of net sales). The increase was mainly due to volume/mix related expenses in fiscal 2004 compared to the prior fiscal year. A significant part of the increase related to higher selling commissions as a result of changes in sales mix (an increase of $1,370,000), product development (an increase of $991,000), higher royalty expense (an increase of $904,000) relating to additional licensed product sales, an increase related to a charge for a union pension withdrawal liability (an increase of $500,000), and higher business and employee health care insurance premiums totaling approximately $65,000. Reference is made to Note J, "Employees' Benefit Plans," of the Notes to Consolidated Financial Statements for additional information about the increase in the reserve for the union pension withdrawal liability.

Interest expense was $574,000, an increase of $28,000 from the last fiscal year, reflecting an increased level of bank borrowing necessary to finance the increased volume of business in the current fiscal year compared to fiscal 2003. The slight increase was offset somewhat by an approximately one-half percent lower average interest rate in fiscal 2004 compared with the prior year.

Net earnings of $1,458,000 for the fiscal year ended June 30, 2004 compared to net earnings of $683,000 in the prior year. This year's higher net earnings were primarily due to higher sales and gross margins, not completely offset by higher shipping, selling and administrative expenses, and higher interest expense, as discussed above.

2003 Compared to 2002

Net sales for fiscal 2003 totaled $108,960,000, an increase of $27,929,000, or 34.5%, compared to the prior fiscal year. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2003 were $82,615,000, or $33,612,000 higher than the prior fiscal year. This 68.6% increase was primarily due to the inclusion of a full year of net sales of Topsville in the current year, compared with only six months of sales in the prior year. In addition, higher levels of shipping to existing and new customers of the women's sleepwear business, mostly during the first half of the Company's fiscal year, accounted for the remainder of the increase in this category.

Net sales for the Handbags category in fiscal 2003 were $26,345,000, or about 18% lower than the prior fiscal year's total of $32,028,000. The sales decrease mostly reflected the non-renewal of the Anne Klein license and lower sales for the premium bag business, offset somewhat by higher sales in the children's handbag division.

Gross margins were 23.4% in both fiscal 2003 and 2002. However, the period ended June 30, 2002 includes a $389,000 expense related to the portion of purchase costs allocated to inventory for the acquisition of Topsville in January 2002, which had the effect of decreasing last year's gross margins by one-half of one percent.

Gross margins by category were as follows:

Gross margin for the Apparel category in 2003 increased to 23.9% in 2003 from 21.9% in 2002. The 2.0% increase was primarily attributable to better 2003 full-year margins in the children's apparel business, acquired in January 2002.

Gross margin for the Handbags category in 2003 decreased to 21.8% in 2003 from 26.9% in 2002. This decrease was mainly due to the non-renewal of the Anne Klein licensing business and lower competitive margins in our premium business, offset to some extent by better children's handbag margins.

Shipping, selling and administrative expenses increased by $3,808,000 in fiscal 2003 (including a prior-year $900,000 charge related to the Topsville acquisition) mainly due to volume related expenses in fiscal 2003 compared to the prior fiscal year. However, as a percentage of net sales, shipping, selling and administrative expenses declined to 21.7% from 24.5% in fiscal 2002, due to the relatively lower level of fixed expenses in fiscal 2003 compared to higher net sales.

Interest expense was $546,000, an increase of $253,000 from the last fiscal year, primarily the result of interest expense associated with the $3,250,000 mortgage financing consummated in August 2002, and also from a greater level of borrowing needed to finance the increased volume of business in the current fiscal year compared to fiscal 2002.

Net earnings of $683,000 for the fiscal year ended June 30, 2003 compared to a net loss of $739,000 in the prior year (including an after-tax charge of $825,000 relating to the fair-value adjustment in connection with the Topsville acquisition). This year's higher net earnings were primarily due to higher gross margin dollars offset by higher interest costs, a relatively lower percentage of shipping, selling and administrative expenses, as discussed above, and a higher effective tax rate, primarily the result of expired foreign tax credits.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2004, the Financial Accounting Standards Board (FASB) issued an interpretation of SFAS No. 143, "Accounting for Asset Retirement Obligations." This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143, and is effective no later than the end of our 2005 fiscal year. We have determined that this interpretation, and the adoption of SFAS No. 143, will not have a material impact on our consolidated financial statements or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), which codifies, revises and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses consolidation by business enterprises of variable interest entities ("VIEs"). FIN No. 46 is applicable immediately for VIEs created after January 31, 2003 and are effective for reporting periods ending after December 15, 2003, for VIEs created prior to February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, public companies that have interests in VIEs that are commonly referred to as special purpose entities are required to apply the provisions of FIN 46R for periods ending after December 15, 2003. A public company that does not have any interests in special purpose entities but does have a variable interest in a VIE created before February 1, 2003, must apply the provisions of FIN 46 by the end of the first interim or annual reporting period ending after March 14, 2004. The Company adopted FIN 46 and FIN 46R during the year ended June 30, 2004. The adoption of FIN 46 had no impact on the financial condition or results of operations of the Company since the Company does not have investments in VIEs.

On April 30, 2003, the SFAS issued SFAS 149, amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 is intended to result in more consistent reporting of contracts as either free-standing derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. There was no impact on the consolidated financial statements from the adoption of SFAS 149.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard requires an issuer to classify certain financial instruments as liabilities. It also changes the classification of certain common financial instruments from either equity or presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 at this time has had no impact on the Company's results of operations, financial position or cash flows.

CONSOLIDATED BALANCE SHEETS

June 30,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 626,000**	$ 66,000
Accounts receivable, less sales returns, sales discounts, sales allowances and allowance for doubtful accounts: 2004: $2,561,000; 2003: $2,692,000	**17,894,000**	14,778,000
Inventories	**7,877,000**	9,665,000
Prepaid expenses and other current assets	**629,000**	696,000
Deferred income taxes	**907,000**	1,079,000
Total current assets	**27,933,000**	26,284,000
Property, plant and equipment—net	**1,069,000**	1,147,000
Goodwill	**3,338,000**	3,338,000
Other assets	**1,645,000**	1,342,000
Deferred income taxes	**504,000**	894,000
	$34,489,000	$33,005,000

(Continued)

June 30,	**2004**	2003
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable—bank	**$ 4,220,000**	$ 3,975,000
Accounts payable	**6,373,000**	7,305,000
Commissions payable	**666,000**	369,000
Accrued payroll and related expenses	**1,490,000**	840,000
Other current liabilities	**1,426,000**	907,000
Mortgage payable—current portion	**143,000**	133,000
Total current liabilities	**14,318,000**	13,529,000
Mortgage payable	**2,880,000**	3,023,000
Deferred income taxes	**15,000**	233,000
COMMITMENTS AND CONTINGENCIES—Note D		
Stockholders' equity:		
Preferred Stock, par value $1: authorized, 1,000,000 shares; issued and outstanding, none		
Common Stock, par value $1: authorized, 5,000,000 shares; issued 2004 and 2003: 3,368,733 shares; outstanding, 2004: 2,475,879 and 2003: 2,461,680 shares	**3,369,000**	3,369,000
Additional paid-in capital	**10,390,000**	12,117,000
Retained earnings	**9,716,000**	8,258,000
	23,475,000	23,744,000
LESS: Treasury stock at cost (2004: 892,854 and 2003: 907,053 shares)	**6,199,000**	7,524,000
Total stockholders' equity	**17,276,000**	16,220,000
	$34,489,000	$33,005,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30,	**2004**	2003	2002
Net sales	**$123,850,000**	$108,960,000	$81,031,000
Cost of goods sold	**92,658,000**	83,506,000	62,083,000
Gross profit	**31,192,000**	25,454,000	18,948,000
Shipping, selling and administrative expenses	**27,979,000**	23,620,000	19,812,000
Interest expense	**574,000**	546,000	293,000
Interest income	**(3,000)**	(5,000)	(3,000)
EARNINGS (LOSS) BEFORE INCOME TAXES	**2,642,000**	1,293,000	(1,154,000)
PROVISION (BENEFIT) FOR INCOME TAXES	**1,184,000**	610,000	(415,000)
NET EARNINGS (LOSS)	**$ 1,458,000**	$ 683,000	$ (739,000)
NET EARNINGS (LOSS) PER COMMON SHARE—BASIC	**$ .58**	$ .27	$ (.29)
Weighted average number of shares outstanding—basic	**2,531,000**	2,521,000	2,561,000
NET EARNINGS (LOSS) PER COMMON SHARE—DILUTED	**$ .54**	$ .27	$ (.29)
Weighted average number of shares outstanding—diluted	**2,687,000**	2,547,000	2,561,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2004, 2003, and 2002	COMMON STOCK		Additional Paid-in Capital	Retained Earnings	TREASURY STOCK	
	Shares	Amount			Shares	Amount
BALANCE, JULY 1, 2001	3,368,733	$ 3,369,000	$ 12,117,000	$ 8,314,000	807,342	$ 7,237,000
Net loss	—	—	—	(739,000)	—	—
BALANCE, JUNE 30, 2002	3,368,733	3,369,000	12,117,000	7,575,000	807,342	7,237,000
Net earnings	—	—	—	683,000	—	—
Repurchase of Common Stock	—	—	—	—	99,711	287,000
BALANCE, JUNE 30, 2003	3,368,733	3,369,000	12,117,000	8,258,000	907,053	7,524,000
Net earnings	**—**	**—**	**—**	**1,458,000**	**—**	**—**
Repurchase of Common Stock	**—**	**—**	**—**	**—**	**289,301**	**1,145,000**
Exercise of Stock Options	**—**	**—**	**(1,727,000)**	**—**	**(303,500)**	**(2,470,000)**
BALANCE, JUNE 30, 2004	**3,368,733**	**$3,369,000**	**$10,390,000**	**$9,716,000**	**892,854**	**$ 6,199,000**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,	**2004**	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	**$ 1,458,000**	$ 683,000	$ (739,000)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**378,000**	364,000	341,000
Deferred income taxes	**344,000**	398,000	(463,000)
Provision for doubtful accounts	**12,000**	5,000	123,000
Fair Value Adjustment—Topsville acquisition	**—**	—	1,289,000
Changes in assets and liabilities:			
(Increase) in accounts receivable	**(3,128,000)**	(116,000)	(5,837,000)
Decrease (increase) in inventories	**1,788,000**	1,730,000	(230,000)
Decrease (increase) in prepaid expenses and other current assets	**67,000**	(242,000)	(833,000)
(Increase) decrease in other assets	**(313,000)**	163,000	(73,000)
Increase in accounts payable and other current liabilities	**534,000**	745,000	2,853,000
Net cash provided by (used in) operating activities	**1,140,000**	3,730,000	(3,569,000)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	**(290,000)**	(300,000)	(89,000)
Acquisition cost	**—**	—	(2,153,000)
Net cash used in investing activities	**$ (290,000)**	$ (300,000)	$(2,242,000)

(Continued)

Years Ended June 30,	**2004**	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (decrease) in notes payable—bank, net	$ **245,000**	$(5,120,000)	$ 6,540,000
Proceeds from mortgage loan	**—**	3,023,000	—
Payment of long-term debt	**(133,000)**	(61,000)	—
Payment of acquisition notes	**—**	(1,100,000)	(700,000)
Exercise of stock options	**174,000**	—	—
Repurchase of common stock	**(576,000)**	(287,000)	—
Net cash (used in) provided by financing activities	**(290,000)**	(3,545,000)	5,840,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**560,000**	(29,000)	29,000
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**66,000**	95,000	66,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **626,000**	$ 66,000	$ 95,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ **575,000**	$ 564,000	$ 276,000
Income taxes	$ **864,000**	$ 148,000	$ 322,000
NON-CASH ITEMS:			
Non-cash financing—repurchase of common stock and exercise of stock options	$ **569,000**	$ —	$ —
Non-cash financing—note on acquisition	$ **—**	$ —	$ 1,500,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Jaclyn, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, marketing and sale of apparel, handbags, accessories and related products. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume and catalog retailers, throughout the United States.

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include those made in the areas of inventory, receivables, deferred taxes, contingencies and the assessment of the recoverability of goodwill, pensions, and sales returns and allowances.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cost of Goods Sold

Cost of goods sold includes the following: purchasing and receiving costs, factory inspections, customs duty, freight-in (including ocean and air freight), marine insurance, brokerage, in-bound trucking and other freight, internal transfer costs and other costs of our distribution network.

Shipping, Selling, and Administrative Expenses

Shipping, selling, and administrative expenses include the following: public warehousing, carton and shipping expenses, warehouse supervision, salesmen's salaries and commissions, showroom costs, salesperson's travel and entertainment and other miscellaneous costs relating to the selling of products, design and sample making, accounting and computer costs, management and general supervisory costs and related overhead. Charges recorded in the consolidated statement of operations for shipping and handling costs amounted to $2,804,000, $2,836,000, and $2,133,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. This rental income, amounting to approximately $238,000, $196,000 and $252,000 in fiscal 2004, 2003 and 2002, respectively, is used to offset a portion of the operating cost of the building and, as such, is included in our shipping, selling and administrative expenses.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in certificates of deposits and money market funds with original maturities of three months or less. Such investments are presented as cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts and notes payable and accrued expenses are assumed to approximate fair value due to their short maturities. The carrying value of the bank loan, which bears interest at a variable rate, approximates fair value. The carrying value of the mortgage loan approximates fair value based upon the relatively small change in interest rates since inception of the mortgage.

Inventories

Inventory is carried at the lower of cost on a first-in, first-out basis, or market. Management writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

Allowances for Doubtful Accounts/Sales Discounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments and also maintains accounts receivable insurance on certain of its customers.

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives, based on terms of the agreement and/or historical experience.

License Agreements

The Company enters into license agreements from time to time that allow us to use certain trademarks and trade names on certain of its products. These agreements require the Company to pay royalties, generally based on the sales of such products, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company's accounting policy is to match royalty expense with revenue by recording royalties at the time of sale at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and the Company's estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets as other assets. As of June 30, 2004 and 2003 there were no advances.

Royalty amounts expensed for each of the three fiscal years ended June 30, 2004, 2003, and 2002 were $ 1,119,000, $215,000, and $ 557,000, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation and amortization on the straight-line method over the following estimated useful lives:

Buildings	25 to 40 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life of the asset or life of the lease
Automobiles and trucks	3 to 5 years

Trademarks

Trademarks, included in other assets, are being amortized on a straight-line basis over periods not exceeding 10 years.

Other intangibles totaling $74,000, included in "Other Assets," consist of amounts allocated to trade names and patents relating to the acquisition of Topsville, Inc. (Note I). The Company incurred $10,000 and $89,000 of amortization expense in 2004 and 2003, respectively. Additional annual amortization expense of $10,000 will be incurred through 2011.

Impairment of Finite-Lived Assets

The Company evaluates finite-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Finite-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset, is recognized. Management believes at this time that carrying values are not impaired and useful lives continue to be appropriate.

Goodwill

The Company accounts for goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is not amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. Management believes at this time, based on the valuation process undertaken, that the carrying value continues to be appropriate.

Stock-Based Compensation

The Company periodically grants stock options to employees. Pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock Based Compensation," as amended by Financial Accounting Standards Board Statement No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123." See Note F to the Company's Consolidated Financial Statements. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 148, the Company's net earnings (loss) would have been:

	Fiscal Year Ended June 30,		
	2004	2003	2002
Net earnings (loss)			
As reported	**$1,458,000**	$683,000	$(739,000)
Deduct: Total stock based employee compensation expense determined under fair value based method, net of taxes	**26,000**	183,000	—
Pro forma net earnings (loss)	**$1,432,000**	$500,000	$(739,000)
Basic net earnings (loss) per share:			
As reported	**$ .58**	$ .27	$ (.29)
Pro forma	**$ .57**	$ .20	$ (.29)
Diluted net earnings (loss) per share:			
As reported	**$ .54**	$ .27	$ (.29)
Pro forma	**$ .53**	$ .20	$ (.29)

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model. Since options are granted at fair value, no compensation expense has been recorded. The following weighted average assumptions were used for grants in 2004 and 2003: risk-free interest rate of 3.25% and 4.75%, expected life of 10 years; expected volatility of 161% and 43%; dividend yield of 0%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

Revenue Recognition

Revenue is recognized at the time merchandise is shipped or received by a third party consolidator, normally the same day of the shipment. The Company offers various sales discounts and incentives to its customers. These discounts and incentives are recorded at the time of sales as a reduction of sales based on historical experience and the terms of agreements, if any, between the Company and its customers. Products are shipped directly to customers using third party carriers. The customer takes title and assumes the risks and rewards of ownership of the products when the merchandise leaves the Company's warehouse or is received by a third party consolidator, as applicable.

Shipping and Handling Costs

Included in Shipping, Selling and Administrative Expenses are all shipping and handling costs incurred by the Company. Included in revenues are all amounts billed to a customer in a sale transaction related to shipping and handling. Shipping and handling reimbursements included in revenue amounted to approximately $7,000, $7,000 and $24,000 for the years ended June 30, 2004, 2003, and 2002, respectively.

Segment Reporting

The Company operates in a single operating segment—the manufacture of apparel, women's handbag and related accessories. Revenues from customers are derived from merchandise sales. The Company's merchandise sales mix by product category for the last three years was as follows:

Year Ended June 30,	**2004**	2003	2002
Product Category			
Apparel	**77%**	76%	60%
Handbags	**23%**	24%	40%
	100%	100%	100%

During the years ended June 30, 2004, 2003 and 2002, sales revenues derived from one customer were 41%, 36% and 19%, respectively. Sales to a second customer were 14%, 12% and 11%, and to a third customer were 13%, 8% and 10%, respectively. The loss of any one of these customers would have a material adverse effect on the Company's operations.

At June 30, 2004 and 2003, accounts receivable due from one customer were 45% and 66%, respectively, and accounts receivable due from a second customer at June 30, 2004 was 25% (accounts receivable due from this customer at June 30, 2003 was 9%) of total accounts receivable. Should either customer not be able to pay any substantial obligation to the Company, however, that failure would have a material adverse effect on the Company's operating results. No other customer comprised 10% or more of our total net accounts receivable as at either of those dates.

The Company relies on suppliers to purchase a variety of raw materials. The Company had one supplier who in the aggregate constituted 15% of the Company's purchases for the year ended June 30, 2004.

Recently Issued Accounting Standards

In June 2004, the Financial Accounting Standards Board (SFAS) issued an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under FASB No. 143, and is effective no later than the end of our 2005 fiscal year. We have determined that this interpretation, and the adoption of SFAS No. 143, will not have a material impact on our consolidated financial statements or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), which codifies, revises and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses consolidation by business enterprises of variable interest entities ("VIEs"). FIN No. 46 is applicable immediately for VIEs created after January 31, 2003 and are effective for reporting periods ending after December 15, 2003, for VIEs created prior to February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, public companies that have interests in VIEs that are commonly referred to as special purpose entities are required to apply the provisions of FIN 46R for periods ending after December 15, 2003. A public company that does not have any interests in special purpose entities but does have a variable interest in a VIE created before February 1, 2003, must apply the provisions of FIN 46R by the end of the first interim or annual reporting period ending after March 14, 2004. The Company adopted FIN 46 and FIN 46R during the year ended June 30, 2004. The adoption of FIN 46 had no impact on the financial condition or results of operations of the Company since the Company does not have investments in VIEs.

On April 30, 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. There was no impact on the consolidated financial statements from the adoption of SFAS 149.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard requires an issuer to classify certain financial instruments as liabilities. It also changes the classification of certain common financial instruments from either equity or presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 at this time has had no impact on the Company's results of operations, financial position or cash flows.

Reclassifications

Certain items in prior years have been reclassified for comparative purposes.

NOTE B—INVENTORIES

Inventories consist of the following:

June 30,	2004	2003
Raw material	**$2,932,000**	$3,874,000
Work in process	**450,000**	1,506,000
Finished goods	**4,495,000**	4,285,000
	$7,877,000	$9,665,000

NOTE C—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

June 30,	2004	2003
Land	**$ 162,000**	$ 162,000
Buildings	**1,181,000**	1,181,000
Machinery and equipment	**1,225,000**	1,183,000
Furniture and fixtures	**347,000**	317,000
Leasehold improvements	**1,197,000**	1,127,000
Automobiles and trucks	**89,000**	94,000
	4,201,000	4,064,000
Less: accumulated depreciation and amortization	**3,132,000**	2,917,000
	$1,069,000	$1,147,000

Depreciation and amortization expense of $378,000, $364,000 and $341,000 was recorded during the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE D—COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable leases, with escalation clauses, that expire in various years through the year ended June 30, 2009.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ended June 30,	Office and Showroom Facilities
2005	$852,000
2006	794,000
2007	729,000
2008	532,000
2009	613,000

Rental expense, including real estate taxes, for all operating leases, totaled $1,145,000, $969,000, and $669,000 for the years ended June 30, 2004, 2003 and 2002, respectively. The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. Rental income in fiscal 2004, 2003 and 2002 was $238,000, $196,000 and $252,000, respectively.

The Company has entered into licensing arrangements with several companies. The Company is obligated, in certain instances, to pay minimum royalties over the term of the licensing agreements which expire in various years through 2007. Aggregate minimum commitments by fiscal year are as follows:

Year Ended June 30,	Minimum Commitments
2005	$202,000
2006	250,000
2007	137,500

From time to time, the Company and its subsidiaries may be subject to claims and may become a party to legal proceeding which arise in the normal course of business. At June 30, 2004, there were no material, pending legal proceedings or material claims to which the Company was a party. In the opinion of management, disposition of all claims and legal proceedings is not expected to materially affect the Company's financial position, cash flows or results of operations.

The Company has not provided any financial guarantees as of June 30, 2004 and 2003.

NOTE E—CREDIT FACILITIES

On October 23, 2003, the Company amended its bank credit facility. The amended facility, which expires December 1, 2005, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $40,000,000. Based on a borrowing formula, the Company may borrow up to $25,000,000 in short-term loans and up to $40,000,000 including letters of credit. The borrowing formula was also modified to allow for an additional amount of borrowing during the Company's peak borrowing season from July to November. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit has a financial covenant requiring that the Company maintain a minimum tangible net worth of $12,000,000 through June 30, 2004. The Company was in compliance with this financial covenant at June 30, 2004. As of June 30, 2004, borrowing on the short-term line of credit was $4,220,000, and the Company had $7,597,000 of additional availability (based on the borrowing formula) under its credit facility. At June 30, 2004, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $16,256,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2004 was 4.25%.

During fiscal 2004, the average amount outstanding under the short-term line was $8,221,000 with a weighted average interest rate of 3.89%. During 2003, the average amount outstanding under the short-term line was $7,657,000 with a weighted average interest rate of 4.16%. The maximum amount outstanding during fiscal 2004 and fiscal 2003 was $22,000,000 and $18,000,000, respectively.

On August 14, 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The $3,250,000 loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing.

NOTE F—STOCK OPTIONS

The Company maintains two stockholder-approved Stock Option Plans for key employees and consultants of the Company and one non-employee director plan.

The Company's 2000 Stock Option Plan, as amended (the "2000 Plan"), originally provided for the grant of options to purchase up to 300,000 shares of Common Stock, and was amended during fiscal 2004 to increase the number of shares of Common Stock for which options may be granted by an additional 250,000 shares. The 1990 Stock Option Plan of the Company, as amended (the "1990 Plan"), provided for the grant of an aggregate of 500,000 shares of Common Stock. Options may no longer be granted under the 1990 Plan, although at June 30, 2004 options to purchase 87,500 shares of Common Stock remained outstanding. Stockholders of the Company had also approved a 1984 Stock Option Plan of the Company (as amended, the "1984 Plan"), which originally provided for the grant of up to 125,000 shares of Common Stock. Options may no longer be granted under the 1984 Plan and, at June 30, 2004, the last remaining options granted under the 1984 Plan expired. The Company also has in effect the 1996 Non-Employee Director Stock Option Plan (the "1996 Plan," and together with the 1990 Plan and the 2000 Plan, the "Plans"), under which options to purchase up to 100,000 shares of Common Stock may be issued to non-employee directors of the Company.

Under the Plans, the Board of Directors determines the per share option price which, in the case of incentive stock options granted and to be granted under the 1990 Plan, may not be less than the fair market value of the shares of Common Stock subject to the option on the date of the grant, or 110% of the fair market value for individuals who own or are deemed to own more than 10% of the combined voting power of all classes of stock of the Company. Options, which may be granted to October 2010, under the 2000 Plan and November 2006, under the 1996 Plan, are exercisable as determined by the Board of Directors at the time of grant.

Stock option transactions are summarized below:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	**720,161**	**$2.95**	412,161	$3.53	422,161	$3.99
Granted	**10,000**	**1.95**	322,000	1.75	—	—
Exercised	**(303,500)**	**2.45**	—	—	—	—
Expired	**(39,161)**	**9.54**	—	—	—	—
Forfeited	**(10,000)**	**2.21**	(14,000)	2.86	(10,000)	4.06
Outstanding and exercisable—end of year	**377,500**	**$2.26**	720,161	$2.95	412,161	$3.53
Weighted-average fair value of options granted during the year		**$4.81**		$1.08		$ —

During the fiscal year ended June 30, 2004, certain officers of the Company exercised options to purchase 290,500 shares of the Company's Common Stock. As permitted by the applicable stock option plan and contracts governing the options, the officers tendered to the Company and the Company purchased in partial payment of the exercise price for 210,500 of these options, 164,141 mature shares of Common Stock, with a market value of $569,000. During the same period, the Company repurchased 4,725 shares from employees who received distributions from the Company's ESOP at a price of $19,000.

The following table summarizes information about stock options outstanding at June 30, 2004:

Options Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding at June 30, 2004	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price
$1.65 to $2.10	179,000	7.03	$1.66
$2.21 to $2.88	142,000	5.73	$2.49
$3.15 to $3.75	22,000	7.68	$3.31
$4.06 to $4.13	22,500	2.00	$4.06
$4.38 to $5.13	12,000	3.14	$4.72
Total	377,500		

NOTE G—PREFERRED STOCK

The Board of Directors of the Company has authority (without action by the stockholders) to issue the authorized and unissued preferred stock in one or more series and, within certain limitations, to determine the voting rights, preference as to dividends and in liquidation, conversion and other rights of each such series. No shares of preferred stock have been issued.

NOTE H—INCOME TAXES

The components of the Company's tax provision (benefit) for the years ended June 30, 2004, 2003 and 2002 are as follows:

June 30,	**2004**	2003	2002
Current:			
Federal	**$ 545,000**	$ (11,000)	$ —
State and Local	**79,000**	195,000	32,000
Foreign	**216,000**	26,000	16,000
	840,000	210,000	48,000
Deferred:			
Federal and State	**344,000**	400,000	(463,000)
Provision (benefit)	**$1,184,000**	$610,000	$(415,000)

Reconciliation between the provision (benefit) for income taxes computed by applying the federal statutory rate to income before income taxes and the actual provision (benefit) for income taxes is as follows:

June 30,	**2004**	2003	2002
Provision (benefit) for income taxes at statutory rate	**34.0%**	34.0%	(34.0)%
State and local income taxes net of federal tax benefit	**3.5**	5.7	(3.0)
Expired foreign tax credits	**0.7**	4.7	—
Valuation Allowance for expiring foreign tax credits	**3.5**	—	—
Other	**3.1**	2.9	1.0
Effective tax rate percent	**44.8%**	47.3%	36.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Foreign tax credits are expected to expire through June 30, 2007. The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities as of June 30, 2004 and 2003 are as follows:

June 30,	**2004**		2003	
	Assets	**Liabilities**	Assets	Liabilities
Depreciation and amortization	**$ 146,000**	**$ —**	$ —	$159,000
Leases	**—**	**15,000**	—	74,000
Foreign taxes	**358,000**	**—**	669,000	—
Valuation allowance	**(79,000)**	**—**	—	—
Inventory	**312,000**	**—**	743,000	—
Bad debt, sales allowances and other reserves	**112,000**	**—**	111,000	—
Other	**562,000**	**—**	449,000	—
	$1,411,000	**$15,000**	$1,972,000	$233,000

NOTE I—ACQUISITIONS

In January 2002, the Company acquired all of the issued and outstanding stock of Topsville, Inc., a New York City based manufacturer and distributor of private label infants' and children's clothing. The tangible and intangible assets acquired include, among other things, finished goods, work-in-process and raw material inventory, customer orders, trade names, office leases in New York City and Hong Kong, an office/warehouse facility in Florida, and office equipment, furniture and fixtures. The aggregate purchase price for the acquisition was $3,246,000 (excluding transaction costs of $407,433), of which $1,746,000 was paid at the closing of the transaction and the remainder of which was paid during the fifteen-month period after closing. At June 30, 2003, the entire obligation under the purchase agreement had been paid.

The Company recorded a pre-tax charge to earnings of $1,289,000 ($389,000 to cost of goods sold for the write-up of inventory, and $900,000 to amortization expense related to the order backlog, within selling and administrative expenses) for the year ended June 30, 2002. These charges primarily represent a fair value adjustment representing the write-up of the inventory purchased from Topsville, Inc., and the purchase order backlog acquired from Topsville which was amortized over the period that the related revenue was recorded by the Company which was from the date of acquisition to June 30, 2002. The remaining $79,000 of backlog allocated to open orders acquired with the acquisition was charged to earnings during the first quarter of fiscal year 2003.

The changes in the carrying amount of goodwill during the years ended June 30, 2004 and 2003 are as follows:

	2004	2003
Balance as of beginning of year	**$3,338,000**	$3,342,000
Goodwill adjusted during the period	—	(4,000)
	$3,338,000	$3,338,000

NOTE J—EMPLOYEES' BENEFIT PLANS

The Company has a trusteed, defined-benefit pension plan for certain of their salaried and hourly personnel. The plan provides pension benefits that are based on a fixed amount of compensation per year of service, career average pay or on the employee's compensation during a specified number of years before retirement. The Company's funding policy is to make annual contributions required by the Employee Retirement Income Security Act of 1974.

Fiscal Year Ended June 30,	**2004**	2003
CHANGE IN BENEFIT OBLIGATION:		
Net benefit obligation at beginning of year	**$4,735,000**	$4,442,000
Service cost	**332,000**	311,000
Interest cost	**278,000**	260,000
Actuarial loss	**393,000**	424,000
Gross benefits paid	**(148,000)**	(702,000)
Net benefit obligation at end of year	**$5,590,000**	$4,735,000
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	**$4,574,000**	$4,379,000
Employer contributions	**693,000**	573,000
Gross benefits paid	**(148,000)**	(702,000)
Actual return on plan assets	**178,000**	324,000
Fair value of plan assets at end of year	**5,297,000**	4,574,000
Funded status at end of year	**(293,000)**	(160,000)
Unrecognized net actuarial loss	**1,802,000**	1,399,000
Unrecognized transition amount	**(9,000)**	(48,000)
Unrecognized prior service cost	**1,000**	1,000
Prepaid benefit costs	**$1,501,000**	$1,192,000

Pension expenses includes the following components:

Fiscal Year Ended June 30,	**2004**	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	**$ 332,000**	$ 311,000	$ 288,000
Interest cost	**278,000**	260,000	247,000
Expected return on assets	**(198,000)**	(259,000)	(249,000)
Amortization of prior service cost	**1,000**	1,000	1,000
Amortization of transition assets	**(39,000)**	(39,000)	(39,000)
Amortization of actuarial loss	**10,000**	85,000	54,000
Net periodic cost	**$ 384,000**	$ 359,000	$ 302,000

The accumulated benefit obligation for the defined benefit pension plan was $5,140,000 and $3,715,000 at June 30, 2004 and 2003.

Assumptions used to determine Benefit Obligation at June 30, 2004 and 2003 are as follows:

	2004	2003
Discount rate	**5.50%**	5.75%
Expected long-term return on plan assets	**6.00%**	6.00%
Rate of compensation increase	**3.75%**	3.00%

Assumptions used in determining the net periodic cost:

	2004	2003	2002
Discount rate	**5.75%**	5.75%	6.25%
Rate of increase in compensation levels	**3.75%**	3.00%	3.00%
Expected long-term rate of return on assets	**6.00%**	6.00%	6.50%

The expected long-term return on plan assets assumption represents the average rate that the Company expects to earn over the long-term on assets (primarily high-grade government bonds) in the Company's Pension Plan, including, if any, interest income and capital appreciation. The assumption has been determined based on expectations regarding future rates of return for the plan's investment portfolio.

The Company has the responsibility to formulate the investment policy and strategy for the Pension Plan's assets. The overall policy and strategy includes maintaining the highest return, with the lowest assumed risk, while striving to have the Plan fully-funded.

The Company has retained the professional services of a bond broker, which selects for investment high-grade government bonds, consistent with the Company's risk and investment strategy. This broker has investment discretion over the assets placed under its management, provided it is within the Company's risk and investment strategy.

The table below represents the Company's pension plan asset allocation at June 30, 2004 and 2003 by asset category.

	Asset Allocation	
Asset Category	**2004**	2003
Equity securities	**0%**	1%
Debt securities	**68%**	57%
Other, primarily cash and cash equivalents	**32%**	42%
Total	**100%**	100%

The Company expects to contribute $752,000 to its defined benefit pension plan during the fiscal year ended June 30, 2005.

Anticipated payments during the next ten (10) fiscal years are as follows:

Fiscal Year Ending June 30,	Expected Payment
2005	$ 677,077
2006	165,241
2007	1,497,658
2008	511,091
2009	547,923
2010–2014	4,221,704

The Company maintains a non-contributory Employee Stock Ownership Plan (the "ESOP") and Trust, for its employees who are not covered by a collective bargaining agreement. Contributions to the ESOP are at the discretion of the Company's Board of Directors. There was no ESOP expense for the years ended June 30, 2004, 2003 and 2002.

Vesting occurs after five years of service. However, if the ESOP is deemed "top-heavy," vesting will occur at the rate of 20% per year after the completion of the second year of service.

The Company has a 401(K) savings plan for the benefit of its Topsville, Inc. employees, which existed prior to the Company's acquisition of Topsville. No contributions by the Company were made during fiscal 2004.

The Company recently entered into an amendment to its collective bargaining agreement with Local 62-32, UNITE, AFL-CIO, which covers all 16 of Jaclyn's union employees. The term of the agreement has been extended until October 31, 2006. The agreement allows the Company, in its discretion, to withdraw from the Union's multi-employer pension plan. A withdrawal would terminate the Company's obligations to make future contributions to the pension plan, although the Company would be required to contribute to the union's 401-K plan and as such, had not recorded any charge relating to this contingency in its consolidated financial statements. During fiscal 2004, the Company decided to withdraw from the pension plan. This decision obligates the Company for a portion of the unfunded pension obligation. The final determination of the withdrawal liability is impacted by the timing of the final settlement by the Company to withdraw from the plan and the continued participation of other companies that contribute to the pension plan. Based on the latest information provided to the Company by the union, the estimated present value is approximately $500,000.

NOTE K—NET EARNINGS (LOSS) PER SHARE

The Company's calculation of Basic and Diluted Net Earnings (Loss) Per Share are as follows:

Year Ended June 30,	**2004**	2003	2002
Basic Net Earnings (Loss) Per Share:			
Net Earnings (Loss)	**$1,458,000**	$683,000	$(739,000)
Basic Weighted Average Shares Outstanding	**2,531,000**	2,521,000	2,561,000
Basic Net Earnings (Loss) Per Common Share	**$ .58**	$ .27	$ (.29)
Diluted Net Earnings (Loss) Per Share:			
Net Earnings (Loss)	**$1,458,000**	$683,000	$(739,000)
Basic Weighted Average Shares Outstanding	**2,531,000**	2,521,000	2,561,000
Add: Dilutive Options	**156,000**	26,000	(a)
Diluted Weighted Average Shares Outstanding	**2,687,000**	2,547,000	2,561,000
Diluted Net Earnings (Loss) Per Common Share	**$ .54**	$ .27	$ (.29)

(a) Options are not considered part of the diluted weighted average share calculation where there is a loss for the period, since they would be anti-dilutive.

Options to purchase 256,000 common shares were outstanding as of June 30, 2003 but were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price and would have been anti-dilutive.

NOTE L—REPURCHASE OF SHARES FOR TREASURY

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company is financing these repurchases from its own funds from operations and/or from its bank credit facility. As of June 30, 2004, the Company purchased 233,982 shares of its Common Stock at a cost of approximately $860,000.

NOTE M—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data amounts for the fiscal years ended June 30, 2004 and 2003 are as follows:

Three Months Ended	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**	**September 30, 2003**
Net sales	**$28,796,000**	**$26,413,000**	**$38,745,000**	**$29,896,000**
Gross profit	**7,553,000**	**6,721,000**	**9,328,000**	**7,590,000**
Net earnings (loss)	**441,000**	**(240,000)**	**899,000**	**358,000**
Net earnings (loss) per common share—basic	**$ .18**	**$ (.09)**	**$ .35**	**$ .14**
Net earnings (loss) per common share—diluted	**$ .17**	**$ (.09)**	**$ .33**	**$ .13**

Three Months Ended	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Net sales	$ 22,510,000	$ 20,816,000	$ 35,689,000	$ 29,945,000
Gross profit	5,259,000	5,400,000	8,313,000	6,482,000
Net (loss) earnings—see Note below	(209,000)	(213,000)	799,000	306,000
Net (loss) earnings per common share—basic and diluted—see Note below	$ (.06)	$ (.09)	$ .30	$ .12

In the fourth quarter of fiscal 2003, the Company recorded tax expense of $61,000 relating to foreign tax credits that expired prior to the Company's ability to realize such asset.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jaclyn, Inc.
West New York, New Jersey

We have audited the accompanying consolidated balance sheets of Jaclyn, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jaclyn, Inc. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP

September 28, 2004
New York, New York

CORPORATE INFORMATION

OFFICERS

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and Chief Executive Officer

Howard Ginsburg
Vice Chairman of the Board

Abe Ginsburg
Chairman of the Executive Committee

Anthony Christon
Chief Financial Officer

Jaclyn Hartstein
Corporate Secretary

Anita Charish
Vice President, Far East Operations

DIRECTORS

Allan Ginsburg
Chairman of the Board
Jaclyn, Inc.

Robert Chestnov
President and Chief Executive Officer
Jaclyn, Inc.

Howard Ginsburg
Vice Chairman of the Board
Jaclyn, Inc.

Abe Ginsburg
Chairman of the Executive Committee
Jaclyn, Inc.

Norman Axelrod
President and CEO
Linens 'n Things

Martin Brody
Retired CEO
Restaurant Associates Corp.
Owner and Operator Specialty Restaurants

Richard Chestnov
Retired Partner
Chego International
an Apparel Licensing Company

Albert Safer
President and Chief Executive Officer
Safer Textiles

Harold Schechter
Chief Financial Officer
Diamond Chemical Company Inc.

DIVISIONAL OFFICERS

Richard Bevere
Vice President
Import and Distribution

Fern Brown
President
Premium/Incentives Division

Bruce Cahill and John Halbreich
Co-Presidents
Jaclyn Apparel Division

Stuart Lesser
President
Banner New York Division

Bonnie Sue Levy
Vice President, Jaclyn, Inc.
President
Aetna Division

Mark Nitzberg
President
Topsville Division

EXECUTIVE COMMITTEE

Abe Ginsburg

Allan Ginsburg

Robert Chestnov

Howard Ginsburg

MARKET PRICE RANGES

(as reported by the American Stock Exchange)

Fiscal Year Ended June 30, 2004	High	Low
First Quarter	**$4.30**	**$2.50**
Second Quarter	**5.15**	**4.15**
Third Quarter	**5.02**	**4.60**
Fourth Quarter	**5.40**	**4.70**

Fiscal Year Ended June 30, 2003	High	Low
First Quarter	$ 2.30	$ 1.53
Second Quarter	3.75	1.80
Third Quarter	3.38	2.20
Fourth Quarter	2.90	2.31

As of June 30, 2004, there were approximately 525 shareholders of record of common stock.

CORPORATE OFFICES

635 59th Street
West New York, New Jersey 07093
Telephone: (201) 868-9400
www.jaclyninc.com

TRANSFER AGENT AND REGISTRAR

Continental Stock
Transfer & Trust Company
New York, New York

COUNSEL

Jenkens & Gilchrist Parker Chapin LLP
New York, New York

AUDITORS

Deloitte & Touche LLP
New York, New York

LISTING

American Stock Exchange

MARKET INFORMATION

The Company's stock is traded on the American Stock Exchange. The symbol for Jaclyn, Inc. is "JLN."

AVAILABILITY OF 10-K

Stockholders may obtain, without charge, a copy of the Company's annual report on Form 10-K for the 2004 fiscal year filed with the Securities and Exchange Commission, including the financial statements and the schedules thereto, but without exhibits. Copies of exhibits will be furnished for a fee equal to the Company's estimated cost of furnishing such copies.

Requests should be sent to:
Secretary—Jaclyn, Inc.
635 59th Street
West New York, New Jersey 07093

NOTE: Products shown in this Annual Report represent actual items from Jaclyn's line of products. The trademarks JORDACHE and VANITY FAIR are used pursuant to licenses from the respective trademark owners. The AMANDA STEWART, COLDWATER CREEK, BLAIR, ESTÉE LAUDER, SMART TIME, I. APPEL, TOPSVILLE and EMERSON ROAD names represent "private label" production. Products depicted are for informational purposes only.

Designed by Curran & Connors, Inc. / www.curran-connors.com